Red Hen Collective
Crowdfunding Video Transcript

I first realized something was wrong in the wine industry . . . I was working in Portland selling wines for small importers there and I couldn't get my hands on the real stories behind the wines and the growers who made them. And finally without any company support I decided to go to France and find some of these farmers myself.

It was terrifying and it was so exciting and it was really vulnerable and I tracked down some of the most inspiring winemakers. One of them sat down with me and he said, "So how about that money you owe us?"

And it turned out that my bosses owed tens of thousands of dollars to small farmers, winemakers, not just in France, all over the place, and I was shocked and I was humiliated. I was so ashamed--how could this be happening? I went home. I resolved to get myself into the big leagues where surely this kind of thing couldn't happen. I doubled down.

For the next few years, I invested every dollar, every hour every bit of my energy into becoming the fiercest, most competent wine professional in the room. I hustled and I studied and I traveled and I networked, but no matter how many languages I spoke, how deeply I knew the market, the growers, the biz, I could not get myself a seat at the table where the decisions were being made.

It's rigged, I realized. The entire wine industry. It's financed on the backs of farmers and workers, and it didn't matter if I was at the top of my game. I'm a woman and I was asking too many questions.

Three years later, this is the Red Hen Collective. With a clear, uncompromising vision and a seasoned team, we've built a cooperative business. It's structured around employee ownership, and Red Hen pays farmers upfront using a regenerative pool of credit provided by investors big and small because there is no sustainable farming without sustainable financing. We are an international collective of passionate farmers and producers. Armed with practices to reverse climate change, protecting winemaking heritage and worker equity, backed by a regenerative credit pool from Red Hen's investors.

We are restaurants, wine merchants and wine lovers who are serious about seeing our money fund real change. We are employees who take pride in our hard work participating in profit-sharing, building the financial growth for our families and for our communities. We are a team of professionals proving that collaboration is more profitable than exploitation of cutting corners.

And we're people who've been underrepresented, women and farmers and folks of color taking our seats at the table, leading the way forward with our wisdom. We are done tolerating sexism and racism in this industry.

None of this can happen without you. If you are looking for ways to invest with integrity, if you believe that building wealth should also build community, build culture and build ecology, then there is a place at the table here for you. Investing passionately, harvesting collectively. Welcome to Red Hen Collective.